Exhibit 3.3

SECOND AMENDED AND RESTATED
CERTIFICATE OF DESIGNATION

OF

SERIES A PREFERRED SECURITIES

OF

ADT INC.

Pursuant to the General Corporation Law of the State of Delaware

Pursuant to the General Corporation Law of the State of Delaware (the “DGCL”), ADT Inc., a corporation duly organized and validly existing under the DGCL (the “Company”), in accordance with the provisions of Section 103 of the DGCL, does hereby certify the following:

The Board of Directors of the Company (the “Board of Directors”) adopted resolutions on May 2, 2016 designating a new series of 750,000 shares of preferred securities, par value $0.01 per share, of the Company designated as Series A Preferred Securities (as defined below);

WHEREAS, the Certificate of Incorporation of the Company (as amended, restated, supplemented or otherwise modified from time to time, in each case to the extent not prohibited by Section 10, the “Certificate of Incorporation”) authorizes (a) the issuance of up to 1,000,000 shares of preferred securities, par value $0.01 per share, of the Company (the “Preferred Securities”) in one or more series and (b) the Board of Directors to (i) designate one or more series of the Preferred Securities and (ii) with respect to each such series, establish the number of shares and the rights, preferences, powers, and the qualifications, restrictions and limitations, of each such series; and

WHEREAS, it is the desire of the Board of Directors to amend and restate certain rights, preferences, powers, and the qualifications, restrictions and limitations, of the Series A Preferred Securities.

NOW, THEREFORE, BE IT RESOLVED that the Board of Directors does hereby amend and restate the rights, preferences, powers, and the qualifications, restrictions and limitations, of the Series A Preferred Securities as follows, and the Board of Directors directs this Second Amended and Restated Certificate of Designation of Series A Preferred Securities (this “Second Amended and Restated Certificate of Designation”) to be filed with the Secretary of State of the State of Delaware in accordance with Section 103 of the DGCL:

1.    Definitions; Interpretation.
(a)    As used in this Second Amended and Restated Certificate of Designation, the following terms shall have the meanings specified below:
“Accrued Dividend Rate” shall mean the Five-Year Treasury Yield plus 9.75% per annum; provided that the then-current Accrued Dividend Rate shall automatically increase by an additional 1.00% per annum on the fifth anniversary of the Closing Date and on each anniversary of the Closing Date thereafter; provided, further, that (a) if and for so long as any Event of Default (other than a Senior Debt Event of Default) occurs and is continuing or (b) if and for so long as a Senior Debt Event of Default occurs and is continuing, on the tenth Business Day following the occurrence of such Senior Debt Event of Default, then, in each case, the then-current Accrued Dividend Rate shall automatically increase by an additional 2.00% per annum.
“Accumulated Stated Value” shall mean, as of the relevant date, an amount per Share equal to (a) the Stated Value of such Share as of such date plus (b) any declared but unpaid Dividends on such Share for the most recent Dividend Period as of such date (to the extent not part of the Stated Value of such Share as of such date) plus (c) the amount of accumulated and unpaid Dividends on such Share from the last Dividend Payment Date to, but not including, such date (to the extent not part of the Stated Value of such Share as of such date).
“ADTSC” shall mean The ADT Security Corporation, a Delaware corporation.
“Affiliate” shall mean, when used with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified; provided that, with respect to any Covered Person, this definition shall include any parent, spouse, domestic partner or child (including those adopted) of such Covered Person and each custodian or guardian of any property of one or more of such Persons in the capacity as such custodian or guardian and trust, investment vehicle or other entity formed by such Covered Person for tax or estate planning purposes.
“Affiliate Investment Transaction” shall have the meaning assigned to such term in the definition of “Permitted Affiliate Transactions.”
“Aggregate Accumulated Dividend” shall mean, as of the relevant date, an amount per Share equal to the difference of (a) the Accumulated Stated Value of such Share as of such date minus (b) the Stated Value of such Share as of the Closing Date.
“Amendment Date” means January 23, 2018.
“Applicable Treasury Rate” shall mean, as of the relevant date, the yield to maturity at the time of computation of U.S. Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days (but not more than five Business Days) prior to such date (or, if such statistical release is not so published or available, any publicly available source of similar market data reasonably selected by the Company)) most nearly equal to the period from such date to the First Call Date; provided that if the period from such date to the First Call Date is not equal to the constant maturity of a U.S. Treasury security for which a weekly average yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation (calculated to the nearest 1/12th of a year) from the weekly average yields of U.S. Treasury securities for which such yields are given, except that if the period from such date to the First Call Date is less than one year, the weekly average yield on actually traded U.S. Treasury securities adjusted to a constant maturity of one year shall be used.
“Beneficially Own” shall mean to possess beneficial ownership as determined pursuant to Rule 13d-3 and Rule 13d-5 of the Exchange Act.
“Board of Directors” shall have the meaning assigned to such term in the recitals hereof.
“Board of Managers” shall have the meaning assigned to such term in the LLC Agreement; provided that, if the Board of Managers is not the board of directors, board of managers or other governing body that is the primary functioning board of directors, board of managers or other governing body governing (or that is charged with the material governance authority with respect to) the business of the General Partner, Parent, the Company or any of its Subsidiaries, then the Board of Managers shall be deemed to refer to such primary functioning board of directors, board of managers or other governing body.
“Borrower” shall mean Prime Security Services Borrower, LLC, a Delaware limited liability company.
“Business Day” shall mean any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.
“Capitalized Lease Obligations” shall mean, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP; provided that obligations of the Company or any of its Subsidiaries, or of a special purpose or other entity not consolidated with the Company and its Subsidiaries, either existing on July 1, 2015 or created thereafter that (a) initially were not included on the consolidated balance sheet of the Company or any of its Subsidiaries as capital lease obligations and were subsequently recharacterized as capital lease obligations or, in the case of such a special purpose or other entity becoming consolidated with the Company and its Subsidiaries, were required to be characterized as capital lease obligations upon such consideration, in either case, due to a change in accounting treatment or otherwise, or (b) did not exist on July 1, 2015 and were required to be characterized as capital lease obligations but would not have been required to be treated as capital lease obligations on July 1, 2015 had they existed at that time, shall for all purposes not be treated as Capitalized Lease Obligations or Indebtedness.
“Cash Dividend Rate” shall mean the Five-Year Treasury Yield plus 9.00% per annum; provided that the then-current Cash Dividend Rate shall automatically increase by an additional 1.00% per annum on the fifth anniversary of the Closing Date and on each anniversary of the Closing Date thereafter; provided, further, that (a) if and for so long as any Event of

Default (other than a Senior Debt Event of Default) occurs and is continuing or (b) if and for so long as a Senior Debt Event of Default occurs and is continuing, on the tenth Business Day following the occurrence of such Senior Debt Event of Default, then, in each case, the then-current Cash Dividend Rate shall automatically increase by an additional 2.00% per annum.
“Certificate of Incorporation” shall have the meaning assigned to such term in the recitals hereof.
A “Change in Control” shall be deemed to occur if:
(a)    the Member shall fail to Beneficially Own and own of record, directly or indirectly, 100% of the issued and outstanding Equity Interests of the General Partner; provided that no Change of Control shall be deemed to have occurred pursuant to this clause (a) if the Member transfers all or any portion of the issued and outstanding Equity Interests of the General Partner to the general partner of the Fund or an Affiliate controlled by such general partner so long as (i) the Member or its general partner determines in good faith that it is necessary or desirable to consummate such transfer for legal, tax, regulatory or similar technical reasons and (ii) such transfer does not adversely affect any of the rights, preferences, powers, or the qualifications, restrictions or limitations, or the value, of the Series A Preferred Securities;
(b)    the General Partner shall fail to Beneficially Own and own of record, directly or indirectly, 100% of the general partnership interests in Parent;
(c)    [Reserved];
(d)    the Company shall fail to Beneficially Own and own of record, directly or indirectly, 100% of the issued and outstanding Equity Interests of Holdings or the Borrower;
(e)    a “Change in Control” (as defined in (i) the First Lien Credit Agreement as in effect on the Closing Date, (ii) the Second Lien Credit Agreement as in effect on the Closing Date, (iii) the Second Priority Senior Secured Notes Indenture as in effect on the Closing Date, (iv) the indentures governing the Existing ADTSC Roll-Over Notes as in effect on the Closing Date, (v) any indenture or credit agreement in respect of Permitted Refinancing Indebtedness with respect to the Indebtedness referenced in clauses (i) through (iv) of this clause (e), in each case, constituting Material Indebtedness, or (vi) any indenture or credit agreement in respect of any Junior Financing constituting Material Indebtedness) shall have occurred; or
(f)    a Fund Change in Control shall have occurred.
“Closing Date” shall mean May 2, 2016.
“Code” shall mean the Internal Revenue Code of 1986.
“Common Stock” shall mean the Company’s common stock, par value $0.01 per share.
“Company” shall have the meaning assigned to such term in the recitals hereof.

“Company Insolvency Material Event” shall have the meaning assigned to such term in Section 7(b)(i).
“Compensation Arrangement” shall mean any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement, including any employment arrangement or equity purchase agreement.
“Compounded Dividends” shall have the meaning assigned to such term in Section 5.
“Consolidated Total Assets” shall mean, as of any date of determination, the total assets of the Borrower and its consolidated Subsidiaries without giving effect to any impairment or amortization of the amount of intangible assets since the Closing Date, determined on a consolidated basis in accordance with GAAP, as set forth on the consolidated balance sheet of the Borrower as of the last day of the fiscal quarter most recently ended for which financial statements have been (or were required to be) delivered pursuant to Section 4.1(f) of the Securities Purchase Agreement or Sections 1.2(b)(i) or 1.2(b)(ii) of the Second Amended and Restated Series A Investors Rights Agreement, as applicable, calculated on a Pro Forma Basis after giving effect to any acquisition or Disposition of a Person or assets that may have occurred on or after the last day of such fiscal quarter.
“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and “Controlling” and “Controlled” shall have meanings correlative thereto.
“Covered Person” shall mean any future, present or former employee, director, manager, officer, member of management or consultant of the General Partner, Parent, the Company, or any of their respective Subsidiaries that is unaffiliated with the Fund and the Fund Affiliates.
“Deemed Dividend Gross-Up Payment” shall have the meaning assigned to such term in the Second Amended and Restated Series A Investors Rights Agreement.
“DGCL” shall have the meaning assigned to such term in the recitals hereof.
“Dispose” shall mean to convey, sell, lease, sell and leaseback, assign, farm-out, transfer or otherwise dispose of any property, business or asset (including the issuance of Equity Interests). The term “Disposition” shall have a correlative meaning to the foregoing.
“Disqualified Stock” shall mean, with respect to any Person, any Equity Interests of such Person that, by its terms (or by the terms of any security or other Equity Interests into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition (a) matures or is mandatorily redeemable (other than solely for Qualified Equity Interests), pursuant to a sinking fund obligation or otherwise (except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior redemption in full of all Shares in accordance with Section 6 and Section 7), (b) is redeemable at the option of the holder thereof

(other than solely for Qualified Equity Interests), in whole or in part, (c) provides for the scheduled payments of dividends in cash, or (d) is or becomes convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Stock, in each case, prior to the date that is 91 days after the Mandatory Redemption Date; provided that only the portion of the Equity Interests that so mature or are mandatorily redeemable, are so convertible or exchangeable or are so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock. Notwithstanding the foregoing, (i) any Equity Interests issued to any employee or to any plan for the benefit of employees of the Company or any of its Subsidiaries or by any such plan to such employees shall not constitute Disqualified Stock solely because they may be required to be repurchased by the Company or any of its Subsidiaries in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability and (ii) any class of Equity Interests of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Equity Interests that are not Disqualified Stock shall not be deemed to be Disqualified Stock.
“Dividend Payment Date” shall mean March 31, June 30, September 30 and December 31 of each year, commencing on June 30, 2016; provided that, if any Dividend Payment Date is not a Business Day, the Dividend Payment Date shall be the immediately preceding Business Day.
“Dividend Period” shall mean the period commencing on and including a Dividend Payment Date that ends on, but does not include, the next Dividend Payment Date; provided that the initial Dividend Period shall commence on and include the Closing Date and end on, but not include, the first Dividend Payment Date.
“Dividends” shall have the meaning assigned to such term in Section 5.
“DRD Gross-Up Payments” shall have the meaning assigned to such term in the Second Amended and Restated Series A Investors Rights Agreement.
“EBITDA” shall have the meaning assigned to such term in the First Lien Credit Agreement as in effect on the Closing Date.
“Equity Interests” of any Person shall mean any and all shares, interests, rights to purchase or otherwise acquire, warrants, options, participations or other equivalents of or interests in (however designated) equity or ownership of such Person, including any preferred stock, any preferred securities, any limited or general partnership interest, any limited liability company membership interest, any related stock appreciation rights or similar securities, and any securities or other rights or interests convertible into or exchangeable for any of the foregoing.
“Equityholders Agreement” shall mean the Equityholders Agreement, dated as of the Closing Date, by and among the Member, the General Partner, Parent, Prime Security Services GP, LLC, a Delaware limited liability company, Apollo Investment Fund VIII, L.P., a Delaware limited partnership, Apollo Overseas Partners (Delaware) VIII, L.P., a Delaware limited partnership, Apollo Overseas Partners (Delaware 892) VIII, L.P., a Delaware limited partnership, Apollo Overseas Partners VIII, L.P., a Cayman Islands exempted limited partnership, and the Purchaser.

“ERISA” shall mean the Employment Retirement Income Security Act of 1974.
“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with Parent, the Company or any of its Subsidiaries, is treated as a single employer under Section 414(b) or (c) of the Code, or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.
“ERISA Event” shall mean (a) any Reportable Event or the requirements of Section 4043(b) of ERISA apply with respect to a Plan; (b) with respect to any Plan, the failure to satisfy the minimum funding standard under Section 412 of the Code or Section 302 of ERISA, whether or not waived; (c) a determination that any Plan is, or is expected to be, in “at-risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code); (d) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan, the failure to make by its due date a required installment under Section 430(j) of the Code with respect to any Plan or the failure to make any required contribution to a Multiemployer Plan; (e) the incurrence by Parent, the Company, any of its Subsidiaries or any ERISA Affiliate of any liability under Title IV of ERISA with respect to the termination of any Plan or Multiemployer Plan; (f) the receipt by Parent, the Company, any of its Subsidiaries or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or to appoint a trustee to administer any Plan under Section 4042 of ERISA; (g) the incurrence by Parent, the Company, any of its Subsidiaries or any ERISA Affiliate of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; (h) the receipt by Parent, the Company, any of its Subsidiaries or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from Parent, the Company, any of its Subsidiaries or any ERISA Affiliate of any notice, concerning the impending imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA, or in “endangered” or “critical” status, within the meaning of Section 432 of the Code or Section 305 of ERISA; (i) the conditions for imposition of a Lien under Section 303(k) of ERISA shall have been met with respect to any Plan; or (j) the withdrawal of any of Parent, the Company, any of its Subsidiaries or any ERISA Affiliate from a Plan subject to Section 4063 of ERISA during a plan year in which such entity was a “substantial employer” as defined in Section 4001(a)(2) of ERISA or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA.
“Event of Default” shall mean the happening of any of the following events:
(a)    any representation or warranty made or deemed made by Parent or the Company in the Securities Purchase Agreement or by Parent, the Company or any of its Subsidiaries in any other Related Agreement to which it is a party or any certificate or document delivered by it pursuant hereto or thereto shall prove to have been false or misleading in any material respect when so made or deemed made and such false or misleading representation or warranty (if curable) shall remain false or misleading for a period of 30 days after the earlier of notice thereof (i) from the Preferred Majority Holder to the Company and (ii) to the Holders pursuant to Section 1.2(c)(i) of the Second Amended and Restated Series A Investors Rights Agreement;

(b)    the Company shall fail to declare or pay any Dividends in accordance with Section 5 or any failure or default shall be made in the payment or distribution on any Share (including pursuant to Section 5, Section 6 or Section 7 of this Second Amended and Restated Certificate of Designation or Section 1.1 of the Second Amended and Restated Series A Investors Rights Agreement) or any other Preferred Securities, when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or by acceleration thereof or otherwise, in each case for any reason whatsoever and, solely with respect to any failure to declare or pay any Dividends in accordance with Section 5, such failure shall continue unremedied for a period of five Business Days;
(c)    any failure or default shall be made in the due observance or performance by the Company or any of its Subsidiaries of any covenant, condition or agreement contained in Section 9 of this Second Amended and Restated Certificate of Designation or by the Company or any of its Subsidiaries of any covenant, condition or agreement contained in Sections 1.2(a), 1.2(c) or 1.2(e) of the Second Amended and Restated Series A Investors Rights Agreement;
(d)    any failure or default shall be made in the due observance or performance by the Member, the General Partner, Parent, the Company or any of its Subsidiaries of any covenant, condition or agreement contained herein or in any other Related Agreement to which it is a party (other than those specified in clauses (a), (b) and (c) above) and such failure or default shall continue unremedied for a period of 30 days after the earlier of notice thereof (i) from the Preferred Majority Holder to the Company and (ii) to the Holders pursuant to Section 1.2(c)(i) of the Second Amended and Restated Series A Investors Rights Agreement, in each case for any reason whatsoever;
(e)    (i) any event or condition occurs that results in any Senior Debt becoming due prior to its scheduled maturity (a “Senior Debt Acceleration”), (ii) any event or condition occurs that (A) results in any Material Indebtedness becoming due prior to its scheduled maturity or (B) enables or permits (with all applicable grace periods having expired) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity, or (iii) Parent, the Company or any of its Subsidiaries shall fail to pay the principal of any Material Indebtedness at the stated final maturity thereof; provided that this clause (e) shall not apply to any secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness if such sale or transfer is permitted hereunder and under the documents providing for such Indebtedness;
(f)    Parent, the Company or any of its Subsidiaries shall fail to (i) make any payment of principal, interest or other amount when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) in respect of any Senior Debt and such failure is not cured prior to the Business Day before the expiration of the applicable grace period under such Senior Debt (after giving effect to any written waiver or other written extension thereof) or (ii) observe or perform any other agreement set forth in any Senior Debt or contained in any instrument or agreement evidencing, securing or relating to such Senior Debt and such failure is not cured prior to the Business Day before the expiration of the applicable grace period under such Senior Debt (after giving effect to any written waiver or other written extension thereof), which failure would enable or permit the holder or holders of such Senior Debt or any trustee or agent on its or their behalf to cause such Senior Debt to become due or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that, in each case, a forbearance with respect to any such failure shall not be deemed to eliminate such failure unless the requisite holders execute and deliver to Parent, the Company or any of its Subsidiaries, as applicable, an irrevocable extension or waiver under the terms of such Senior Debt with respect to such failure (any failure described in this clause (f), a “Senior Debt Event of Default”);
(g)    there shall have occurred a Change in Control;
(h)    there shall have occurred an Insolvency Event;
(i)    the failure by Parent, the Company, Holdings, the Borrower or any of its Material Subsidiaries to pay one or more final judgments aggregating in excess of $84,000,000 (to the extent not covered by insurance), which judgments are not discharged or effectively waived or stayed for a period of 45 consecutive days, or any action shall be legally taken by a judgment creditor to levy upon assets or properties of Parent, the Company, Holdings, the Borrower or any of its Material Subsidiaries to enforce any such judgment;
(j)    (i) an ERISA Event shall have occurred, (ii) the PBGC shall institute proceedings (including giving notice of intent thereof) to terminate any Plan or Plans, (iii) Parent, the Company or any of its Subsidiaries or any ERISA Affiliate shall have been notified by the sponsor of a Multiemployer Plan that such Multiemployer Plan is in reorganization or is being terminated, within the meaning of Title IV of ERISA, or (iv) Parent, the Company or any of its Subsidiaries shall engage in any “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) involving any Plan; and in each case in clauses (i) through (iv) above, such event or condition, together with all other such events or conditions, if any, would reasonably be expected to have a Material Adverse Effect; or
(k)    this Second Amended and Restated Certificate of Designation or any other Related Agreement shall for any reason be asserted in writing by the Member, the General Partner, Parent, the Company or any of its Subsidiaries or any of their respective Affiliates not to be a legal, valid and binding obligation of any party thereto.
“Exchange Act” shall mean the Securities Exchange Act of 1934.
“Existing ADTSC Roll-Over Notes” shall mean, collectively, (a) the $1,000,000,000 in aggregate principal amount of the 3.50% Notes due 2022, (b) the $750,000,000 in aggregate principal amount of the 4.875% Notes due 2042 or 2032, as applicable, (c) the $700,000,000 in aggregate principal amount of the 4.125% Senior Notes due 2023, (d) the $1,000,000,000 in aggregate principal amount of the 6.25% Senior Notes due 2021 and (e) the $300,000,000 in aggregate principal amount of the 5.25% Senior Notes due 2020.
“First Call Date” shall mean May 2, 2019.

“First Lien Credit Agreement” shall mean the Amended and Restated First Lien Credit Agreement, dated as of the Closing Date, by and among Holdings, the Borrower, the lenders party thereto and Barclays Bank PLC, as administrative agent.
“Five-Year Treasury Yield” shall mean, as of the relevant date, the greater of (a) 1.25% per annum and (b) the yield (rounded upwards if necessary to the nearest 1/100th of 1.00%) on actively traded U.S. Treasury securities adjusted to a constant maturity of five years, as determined by reference to the 5-Year Constant Maturity Treasury Rate for such date published by the U.S. Department of the Treasury (currently located under the caption “Daily Treasury Yield Curve Rates” at http://www.treasury.gov/resource-center/data-chart-center/interest-rates/Pages/TextView.aspx? data=yield), or, if such information is no longer published by the U.S. Department of the Treasury, by reference to comparable information contained in any other publicly available source of similar market data as reasonably determined in good faith by the Company.
“Foreign Subsidiary” shall mean any Subsidiary of the Borrower that is incorporated or organized under the laws of any jurisdiction other than the U.S., any state thereof or the District of Columbia.
“Fund” shall mean, collectively, Apollo Investment Fund VIII, L.P., a Delaware limited partnership, Apollo Overseas Partners (Delaware) VIII, L.P., a Delaware limited partnership, Apollo Overseas Partners (Delaware 892) VIII, L.P., a Delaware limited partnership, and Apollo Overseas Partners VIII, L.P., a Cayman Islands exempted limited partnership.
“Fund Affiliate” shall mean (a) each Affiliate of the Fund that is neither a “portfolio company” (which shall mean a company actively engaged in providing goods or services to unaffiliated customers), whether or not controlled, nor a company controlled by a “portfolio company” and (b) any individual who is a partner or employee of Apollo Management, L.P. or Apollo Management VIII, L.P.
A “Fund Change in Control” shall be deemed to occur if:
(a)the Fund ceases to have the ability or right to appoint, directly or indirectly, directors or managers constituting a majority of the voting power of the Board of Directors, the Board of Managers or the board of directors or board of managers or other governing body of the General Partner, Parent, the Company or any of its Subsidiaries;
(b)(i) the Fund ceases to Beneficially Own and own of record, directly or indirectly, 100% of the issued and outstanding Equity Interests of the General Partner or the Equity Interests of the other Person surviving or resulting from a Fund Change in Control relating to the General Partner, as applicable, (ii) the Fund ceases to Beneficially Own and own of record, directly or indirectly, at least 125,000,000 Units and/or Units representing at least 32.81% of the issued and outstanding Units or the equivalent Equity Interests of the other Person surviving or resulting from a Fund Change in Control relating to Parent, as applicable, or (iii) the Fund ceases to Beneficially Own and own of record, directly or indirectly, at least 311,649.94 shares of Common Stock and/or Common Stock representing at least 32.81% of the issued and outstanding Common Stock or the equivalent Equity Interests of the other Person surviving or resulting from a Fund Change in Control relating to the Company, as applicable, in each case without giving effect to any adjustments in the event of any stock or securities dividend, stock or securities split, stock or securities distribution, recapitalization or combination; provided that the percentage calculations in clauses (ii) and (iii) shall be calculated without regard to any Equity Interests of Parent or the Company granted to or held by any Covered Person (or any Affiliate of such Covered Person), but only to the extent such Equity Interests comprise 5.50% or less of all Equity Interests of any such Person in the aggregate; or
(c)the General Partner, Parent or the Company (i) merges or consolidates with or into any other Person, another Person merges with or into the General Partner, Parent or the Company, or the General Partner, Parent or, except in connection with a Permitted Securitization Financing, the Company Disposes to another Person all or substantially all of the assets of the General Partner, Parent, the Company and its Subsidiaries, taken as a whole, whether directly or indirectly through the sale of assets of one or more of their respective Subsidiaries, or (ii) engages in any recapitalization, reclassification or other transaction unless, in the context of any such merger or consolidation referenced in the foregoing clause (i) or recapitalization, reclassification or other transaction referenced in the foregoing clause (ii), (A) the Fund continues to Beneficially Own and own of record, directly or indirectly, immediately after giving effect to such transaction, (I) 100% of the issued and outstanding Equity Interests of the General Partner, (II) at least 125,000,000 Units and/or 32.81% of the issued and outstanding Units and (III) at least 311,649.94 shares of Common Stock and/or 32.81% of the issued and outstanding Common Stock or, in each case, the equivalent Equity Interests of the other Person surviving or resulting from such transaction, in each case without giving effect to any adjustments in the event of any stock or securities dividend, stock or securities split, stock or securities distribution, recapitalization or combination and (B) no Shares are cancelled or converted into shares of any other class or series of capital stock of the Company or any Equity Interests of the Company or any other Person (or the right to receive any such Equity Interests), any property (including cash or the right to receive cash or other property) or any combination of the foregoing; provided that the percentage calculations in clauses (II) and (III) shall be calculated without regard to any Equity Interests of Parent or the Company granted to or held by any Covered Person (or any Affiliate of such Covered Person), but only to the extent such Equity Interests comprise 5.50% or less of all Equity Interests of any such Person in the aggregate.
“GAAP” shall mean generally accepted accounting principles in effect from time to time in the U.S., applied on a consistent basis, subject to the provisions of Section 1(b); provided that any reference to the application of GAAP in Sections 2.13(b) or 2.20 of the Securities Purchase Agreement or Section 1.2(d) of the Second Amended and Restated Series A Investors Rights Agreement to a Foreign Subsidiary (and not as a consolidated Subsidiary of the Borrower) shall mean generally accepted accounting principles in effect from time to time in the jurisdiction of organization of such Foreign Subsidiary.
“General Partner” shall mean Prime Security Services TopCo Parent GP, LLC, a Delaware limited liability company.
“Guarantee” of or by any Person (the “guarantor”) shall mean (a) any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other monetary obligation payable or performable by another

Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (iv) entered into for the purpose of assuring in any other manner the holders of such Indebtedness or other obligation of the payment thereof or to protect such holders against loss in respect thereof (in whole or in part), or (b) any Lien on any assets of the guarantor securing any Indebtedness or other obligation (or any existing right, contingent or otherwise, of the holder of Indebtedness or other obligation to be secured by such a Lien) of any other Person, whether or not such Indebtedness or other obligation is assumed by the guarantor; provided that the term “Guarantee” shall not include endorsements of instruments for deposit or collection in the ordinary course of business or customary and reasonable indemnity obligations in effect on the Closing Date or entered into in connection with any acquisition or Disposition of assets permitted by the Loan Documents and this Second Amended and Restated Certificate of Designation (other than such obligations with respect to Indebtedness). The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the Indebtedness in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by such Person in good faith.
“Hedging Agreement” shall mean any agreement with respect to any swap, forward, future or derivative transaction, or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value, or credit spread transaction, repurchase transaction, reserve repurchase transaction, securities lending transaction, weather index transaction, spot contracts, fixed price physical delivery contracts, or any similar transaction or any combination of these transactions, in each case of the foregoing, whether or not exchange traded; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of Parent, the Company or any of its Subsidiaries shall be a Hedging Agreement.
“Holder” shall mean, as of the relevant date, any Person that is the holder of record of at least one Share as of such date.
“Holdings” shall mean Prime Security Services Holdings, LLC, a Delaware limited liability company. Unless the context otherwise requires, “Holdings” shall also include any Intermediate Holding Company.
“Immaterial Subsidiary” shall mean any Subsidiary of the Borrower that (a) did not, as of the last day of the fiscal quarter of the Borrower most recently ended for which financial statements have been (or were required to be) delivered pursuant to Section 4.1(f) of the Securities Purchase Agreement or Sections 1.2(b)(i) or 1.2(b)(ii) of the Second Amended and Restated Series A Investors Rights Agreement, have assets with a value in excess of 5.00% of the Consolidated Total Assets or revenues representing in excess of 5.00% of total revenues of the Borrower and its Subsidiaries on a consolidated basis as of such date, and (b) taken together with all Immaterial Subsidiaries as of such date, did not have assets with a value in excess of 10.0% of Consolidated Total Assets or revenues representing in excess of 10.0% of total revenues of the Borrower and its Subsidiaries on a consolidated basis as of such date; provided that the Company may elect in its sole discretion to exclude as an Immaterial Subsidiary any Subsidiary of the Borrower that would otherwise meet the definition of “Immaterial Subsidiary”. Each Immaterial Subsidiary as of the Amendment Date shall be set forth in Exhibit E to the Second Amended and Restated Series A Investors Rights Agreement and the Company shall update such Exhibit from time to time after the Amendment Date as necessary to reflect all Immaterial Subsidiaries at such time (the selection of Subsidiaries of the Borrower to be added to or removed from such Exhibit to be made as the Company may determine).
“Incremental Assumption and Amendment Agreement” shall mean the Incremental Assumption and Amendment Agreement, dated as of the Closing Date, by and among Holdings, the Borrower, the lenders party thereto, Barclays Bank PLC, as administrative agent, and the other parties thereto.
“Indebtedness” of any Person shall mean, if and to the extent (other than with respect to clause (i) of this definition) the same would constitute indebtedness or a liability on a balance sheet prepared in accordance with GAAP, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than such obligations accrued in the ordinary course), to the extent that the same would be required to be shown as a long term liability on a balance sheet prepared in accordance with GAAP, (e) all Capitalized Lease Obligations of such Person, (f) all net payments that such Person would have to make in the event of an early termination, on the date Indebtedness of such Person is being determined, in respect of outstanding Hedging Agreements, (g) the principal component of all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit, (h) the principal component of all obligations of such Person in respect of bankers’ acceptances, (i) all Guarantees by such Person of Indebtedness described in clauses (a) through (h) above and (j) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock (excluding accrued dividends that have not increased the liquidation preference of such Disqualified Stock); provided that, in the case of the Borrower and its Subsidiaries, Indebtedness shall not include (A) trade and other ordinary-course payables, accrued expenses, and intercompany liabilities arising in the ordinary course of business, (B) prepaid or deferred revenue, (C) purchase price holdbacks arising in the ordinary course of business in respect of a portion of the purchase prices of an asset to satisfy unperformed obligations of the seller of such asset, (D) earn-out obligations until such obligations become a liability on the balance sheet of such Person in accordance with GAAP, (E) obligations in respect of Third Party Funds or (F): (I) all intercompany Indebtedness having a term not exceeding 364 days (inclusive of any roll-over or extensions of terms) and made in the ordinary course of business and (II) intercompany liabilities in connection with the cash management, tax and accounting operations of the Borrower and its Subsidiaries. The Indebtedness of any Person shall include the Indebtedness of any partnership in which such Person is a general partner, other than to the extent that the instrument or agreement evidencing such Indebtedness limits the liability of such Person in respect thereof. To the extent not otherwise included, Indebtedness shall include the amount of any Receivables Net Investment.
“Initial Public Offering” shall mean a consummated underwritten initial public offering of Common Stock.
“Insolvency Event” shall mean:
(a) any voluntary or involuntary liquidation, dissolution or winding up of the Member, the General Partner, Parent, the Company, Holdings, the Borrower or any of its Material Subsidiaries;
(b) an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of the Member, the General Partner, Parent, the Company, Holdings, the Borrower or any of its Material Subsidiaries, or of a substantial part of the property or assets of the Member, the General Partner, Parent, the Company, Holdings, the Borrower or any of its Material Subsidiaries, under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law, (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Member, the General Partner, Parent, the Company, Holdings, the Borrower or any of its Material Subsidiaries or for a substantial part of the property or assets of the Member, the General Partner, Parent, the Company, Holdings, the Borrower or any of its Material Subsidiaries or (iii) the winding-up or liquidation of the Member, the General Partner, Parent, the Company, Holdings, the Borrower or any of its Material Subsidiaries (except, solely with respect to the Borrower or any of its Material Subsidiaries, in a transaction permitted under the Loan Documents), and such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered; or
(c) the Member, the General Partner, Parent, the Company, Holdings, the Borrower or any of its Material Subsidiaries shall (i) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in clause (b) above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Member, the General Partner, Parent, the Company, Holdings, the Borrower or any of its Material Subsidiaries or for a substantial part of the property or assets of the Member, the General Partner, Parent, the Company, Holdings, the Borrower or any of its Material Subsidiaries, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) become unable or admit in writing its inability or fail generally to pay its debts as they become due.
For purposes of this definition, “Material Subsidiary” shall mean any Subsidiary of the Borrower that would not be an Immaterial Subsidiary under clause (a) of the definition thereof.

“Intermediate Holding Company” shall have the meaning assigned to such term in Section 9(a)(iv).
“Junior Financing” shall have the meaning assigned to such term in each of the First Lien Credit Agreement as in effect on the Closing Date and the Second Lien Credit Agreement as in effect on the Closing Date.
“Junior Stock” shall mean Common Stock, any other Preferred Securities and any other Equity Interest of the Company (other than the Series A Preferred Securities).
“Lien” shall mean, with respect to any asset, (a) any mortgage, deed of trust, lien, hypothecation, pledge, charge, security interest or similar monetary encumbrance in or on such asset and (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset; provided that in no event shall an operating lease or an agreement to sell be deemed to constitute a Lien.
“LLC Agreement” shall mean the Limited Liability Company Agreement of the General Partner dated as of the Closing Date.
“Loan Documents” shall have the meaning assigned to such term in each of the First Lien Credit Agreement as in effect on the Closing Date and the Second Lien Credit Agreement as in effect on the Closing Date.
“LP Agreement” shall mean the Third Amended and Restated Limited Partnership Agreement of Parent dated as of the Closing Date.
“Make-Whole Amount” shall mean, with respect to any Share as of any Redemption Date occurring prior to the First Call Date, the difference of (I) the present value as of such Redemption Date of the Series A Preference Amount as of the First Call Date of the Share being redeemed (i.e., the product of 105.50% multiplied by the Accumulated Stated Value as of the First Call Date of such Share being redeemed), assuming (a) that such Share were to remain outstanding through the First Call Date and then be redeemed on the First Call Date and (b) for purposes of determining the Accumulated Stated Value as of the First Call Date of such Share that (i) all the Dividends that would accumulate on such Share (based on the Accrued Dividend Rate as in effect as of such Redemption Date) from such Redemption Date to, but not including, the Dividend Payment Date immediately prior to the First Call Date (the “Nearest Dividend Payment Date”) would not be paid and would compound and increase the Stated Value of such Share on each Dividend Payment Date that would occur during the period from such date through the Nearest Dividend Payment Date with such Dividends in each case accumulating on the Stated Value of such Share as it so increased and (ii) all the Dividends that would accumulate on such Share (based on the Accrued Dividend Rate as in effect as of such Redemption Date and, for the avoidance of doubt, after giving effect to the increase to the Stated Value of such Share described in clause (i) of this definition) from the Nearest Dividend Payment Date (or, if such Redemption Date occurs after the Nearest Dividend Payment Date and prior to the First Call Date, from such Redemption Date (and in such case, without duplication of amounts in clause (i) already included in the Accumulated Stated Value)) to, but not including, the First Call Date would not be paid and would compound and increase the Stated Value of such Share on the First Call Date, with such present value being computed using an annual discount rate (applied quarterly) equal to the Applicable Treasury Rate as of such Redemption Date plus 50 basis points, minus (II) the Accumulated Stated Value of the Share being redeemed as of such Redemption Date, provided that, with respect to any Share as of any Redemption Date occurring after June 30, 2018 and before the First Call Date, if the cash balance in the Segregated Account has been at all times prior to the Redemption Date at least equal to the Minimum Segregated Account Amount, then the Make-Whole Amount per Share shall be reduced by the Reduction Amount.
“Manager” shall have the meaning assigned to such term in the LLC Agreement.
“Mandatory Redemption Date” shall have the meaning assigned to such term in Section 6(a)(ii).
“Material Adverse Effect” shall mean a material adverse effect on the business, property, operations or financial condition of the Company and its Subsidiaries, taken as a whole, or the validity or enforceability of this Second Amended and Restated Certificate of Designation or any other Related Agreement or the rights and remedies of the Purchaser and the Holders hereunder or thereunder.
“Material Event” shall have the meaning assigned to such term in Section 7(a).
“Material Event Offer” shall have the meaning assigned to such term in Section 7(a).
“Material Event Offer Period” shall have the meaning assigned to such term in Section 7(c)(i).
“Material Event Redemption” shall have the meaning assigned to such term in Section 7(a).
“Material Event Redemption Date” shall have the meaning assigned to such term in Section 7(a).
“Material Event Redemption Notice” shall have the meaning assigned to such term in Section 7(c)(iii).
“Material Indebtedness” shall mean (a) any Senior Debt and/or (b) any Indebtedness of any one or more of Parent, the Company or any of its Subsidiaries in an aggregate principal amount exceeding $84,000,000; provided that in no event shall any Permitted Securitization Financing be considered Material Indebtedness.
“Material Subsidiary” shall mean any Subsidiary other than an Immaterial Subsidiary.
“Member” shall mean AP VIII Prime Security Services Holdings, L.P., a Delaware limited partnership.

“Merger” shall have the meaning assigned to such term in the definition of “Merger Agreement”.
“Merger Agreement” shall mean the Agreement and Plan of Merger, dated as of February 14, 2016, by and among ADT, the Borrower, Merger Sub (as defined therein), the Company and, solely for the purposes of Article IX thereof, Parent, pursuant to which Merger Sub will merge with and into ADT, with ADT surviving as an indirect wholly owned subsidiary of the Borrower (the “Merger”).
“Minimum Segregated Account Amount” shall mean either (a) at any time following the consummation of an Initial Public Offering (but before the consummation of any subsequent Public Offering (a “Subsequent Offering”)), an amount in cash equal to at least $750,000,000, or (b) at any time following the consummation of a Subsequent Offering, an amount equal to at least the aggregate Redemption Price for all outstanding Series A Preferred Securities outstanding as of such time, (i) in the event such Subsequent Offering occurs on or prior to June 30, 2018, the aggregate Redemption Price shall be initially calculated assuming the Redemption Date was July 1, 2018 and for each calendar quarter ending after June 30, 2018, the aggregate Redemption Price shall be calculated assuming the Redemption Date was the last date of such calendar quarter and (ii) in the event such Subsequent Offering occurs after June 30, 2018, the aggregate Redemption Price shall be initially calculated assuming the Redemption Date was the last date of the calendar quarter during which such Subsequent Offering was consummated and for each calendar quarter thereafter the aggregate Redemption Price shall be calculated assuming the Redemption Date was the last date of such calendar quarter.
“Multiemployer Plan” shall mean a multiemployer plan as defined in Section 4001(a)(3) of ERISA to which Parent, the Company or any of its Subsidiaries or any ERISA Affiliate (other than one considered an ERISA Affiliate only pursuant to subsection (m) or (o) of Code Section 414) is making or accruing an obligation to make contributions, or has within any of the preceding six plan years made or accrued an obligation to make contributions.
“Nearest Dividend Payment Date” shall have the meaning assigned to such term in the definition of “Make-Whole Amount”.
“Optional Redemption Date” shall have the meaning assigned to such term in Section 6(a)(i).
“Parent” shall mean Prime Security Services TopCo Parent, L.P., a Delaware limited partnership.
“Parent Entity” shall mean any direct or indirect controlling parent of the Company (excluding the Fund, the Fund Affiliates and their respective parent entities).
“PBGC” shall mean the Pension Benefit Guaranty Corporation referred to and defined in ERISA.
“Permitted Affiliate Transaction” shall mean:

(a)    other than Affiliate Investment Transactions, which are Permitted Affiliate Transactions only if satisfying clause (i) of this definition of “Permitted Affiliate Transaction”, any transaction (or series of related transactions) upon terms that are substantially no less favorable to the Company and any of its Subsidiaries that are party to such transaction (or series of related transactions) than would be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate, as determined by the Board of Managers in good faith;
(b)    loans or advances to employees or consultants of the Company, any of the Company’s Subsidiaries or any Parent Entity that are, in each case, made in connection with recruiting or retaining such employees or consultants to operate or manage their respective businesses, as determined by the Board of Managers in good faith to be reasonably necessary to successfully recruit or retain such employees or consultants, and the payment and cancellation of such loans or advances;
(c)    [Reserved];
(d)    any agreement to pay, and the payment of, monitoring, consulting, management, transaction, advisory or similar fees payable to the Fund or any Fund Affiliate in an aggregate amount in any fiscal year for all such agreements and payments not to exceed the lesser of (i) 1.00% of EBITDA for such fiscal year and (ii) $20,000,000;
(e)    any Permitted Restricted Payment;
(f)    the payment of (i) reasonable out-of-pocket costs to any Covered Person, in each case relating to services performed for or on behalf of the Company and (ii) amounts arising out of the Company’s or any Parent Entity’s indemnification and advancement obligations to any Covered Person;
(g)    (i) any Compensation Arrangement with any Covered Person and employment agreements entered into by the Company or any of its Subsidiaries in the ordinary course of business, (ii) any subscription agreement or similar agreement pertaining to the repurchase of Equity Interests pursuant to any Permitted Restricted Payment and (iii) any employee compensation, benefit plan or arrangement, any health, disability or similar insurance plan which covers bona fide employees of the Company and its Subsidiaries, and any reasonable employment contract and transactions pursuant thereto;
(h)    any transaction in respect of which the Company delivers to the Holders a letter addressed to the Board of Managers from an independent accounting, appraisal or investment banking firm, in each case of nationally recognized standing that is in the good faith determination of the Company qualified to render such letter, which letter states that (i) (A) such transaction is on terms that are substantially no less favorable to the Company or such Subsidiary, as applicable, than would be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate or (B) such transaction is fair to the Company or such Subsidiary, as applicable, from a financial point of view and (ii) such transaction does not disproportionately affect the rights of the Holders or the value of the Shares;
(i)    investments in securities of, or the extension of any debt or equity financing to, the Company or any of its Subsidiaries by the Fund or any Fund Affiliate (any such investment or financing, an “Affiliate Investment Transaction”) so long as (i) the investment is being offered generally to other investors (including the Holders) on the same or more favorable terms and (ii) the investment constitutes less than 5.00% of the outstanding issue amount of such class of securities; or
(j)    transactions between the Company and any of its Subsidiaries and any Person, a director of which is also a director of the Company or any Parent Entity; provided that (i) such director abstains from voting as a director of the Company or such Parent Entity, as the case may be, on any matter involving such other Person and (ii) such Person is not an Affiliate of the Company for any other reason other than such director’s acting in such capacity.
“Permitted Refinancing Indebtedness” shall have the meaning assigned to such term in each of the First Lien Credit Agreement as in effect on the Closing Date and the Second Lien Credit Agreement as in effect on the Closing Date.
“Permitted Restricted Payment” shall mean:
(a)    any Restricted Payment on account of any Share;
(b)    [Reserved];
(c)    [Reserved]; or
(d)    any dividends, distributions or other payments made to Parent or the Company, in order to permit Parent or the Company to make payments in respect of (i) dividends, distributions or other payments on account of purchases or redemptions, or payments, dividends or distributions in respect of, Equity Interests held by a Covered Person or under any Compensation Arrangement or any shareholders agreement then in effect upon such Person’s death, disability, retirement or termination of employment or under the terms of any Compensation Arrangement and (ii) dividends, distributions or other payments (A) in respect of bona fide overhead, legal, accounting and other professional fees and expenses of the Company or any Parent Entity, (B) in respect of bona fide franchise and similar taxes and other fees and expenses in connection with the maintenance of the Company’s (or any Parent Entity’s) existence and the Company’s (or any Parent Entity’s indirect) ownership of its Subsidiaries, (C) Permitted Affiliate Transactions (other than pursuant to clause (a) or (h) of such definition), (D) to the Company (and, if applicable, any Parent Entity) in an amount not to exceed the amount of any U.S., federal, state, local or foreign taxes that the Company and/or its Subsidiaries, as applicable, would have paid if the Company and/or its Subsidiaries, as applicable, had been a stand-alone corporate taxpayer or stand-alone corporate group with respect to any taxable period during which (x) the Company and/or any of its Subsidiaries are members of a consolidated, combined, affiliated, unitary or similar tax group for U.S. federal and/or applicable state, local or foreign tax purposes and (y) the Company or any Parent Entity is the common parent of such group, or (E) in respect of bona fide non-cash repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options; provided that, in the case of clauses (A) and (B) above, the amount of such Restricted Payments shall not exceed the portion of any amounts referred to in such clauses (A) and (B) that are allocable to Parent and its Subsidiaries (which shall be 100% at any time that, as the case may be, (x) the Company owns no material assets other than the Equity Interests of Holdings and assets incidental to such equity ownership or (y) any Parent Entity owns, directly or indirectly, no material assets other than Equity Interests of the Company and any other Parent Entity and assets incidental to such equity ownership).
“Permitted Securitization Documents” shall mean all documents and agreements evidencing, relating to or otherwise governing a Permitted Securitization Financing.
“Permitted Securitization Financing” shall mean one or more transactions pursuant to which (i) Securitization Assets or interests therein are sold to or financed by one or more Special Purpose Securitization Subsidiaries, and (ii) such Special Purpose Securitization Subsidiaries finance their acquisition of such Securitization Assets or interests therein, or the financing thereof, by selling or borrowing against Securitization Assets and any Hedging Agreements entered into in connection with such Securitization Assets; provided that recourse to the Borrower or any of its Subsidiaries (other than the Special Purpose Securitization Subsidiaries) in connection with such transactions shall be limited to the extent customary (as determined by the Company in good faith in consultation with the Preferred Majority Holder) for similar transactions in the applicable jurisdictions (including, to the extent applicable, in a manner consistent with the delivery of a “true sale”/“absolute transfer” opinion with respect to any transfer by the Borrower or any of its Subsidiaries (other than a Special Purpose Securitization Subsidiary)).
“Person” shall mean any natural person, corporation, business trust, joint venture, association, company, partnership, limited liability company or government, individual or family trusts, or any agency or political subdivision thereof.
“Plan” shall mean any employee pension benefit plan (other than a Multiemployer Plan) that is (a) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, (b) sponsored or maintained (at the time of determination or at any time within the five years prior thereto) by Parent, the Company, any of its Subsidiaries or any ERISA Affiliate, and (c) in respect of which Parent, the Company, any of its Subsidiaries or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.
“Preferred Majority Holder” shall mean the Holder (together with its Affiliates) or the Holders (together with their respective Affiliates) of not less than a majority of the voting power and the aggregate Accumulated Stated Value of all Shares.
“Preferred Securities” shall have the meaning assigned to such term in the recitals hereof.
“Pro Forma Basis” shall have the meaning assigned to such term in each of the First Lien Credit Agreement as in effect on the Closing Date and the Second Lien Credit Agreement as in effect on the Closing Date.
“Public Offering” means an underwritten public offering of Common Stock.

“Purchaser” shall have the meaning assigned to such term in the Securities Purchase Agreement.
“Qualified Equity Interests” shall mean any Equity Interest other than Disqualified Stock.
“Qualified IPO” shall mean an Initial Public Offering that (a) generates gross cash proceeds of at least $750,000,000 and (b) on or prior to which the Company shall have deposited in a Segregated Account an amount in cash equal to at least $750,000,000.
“Receivables Assets” shall mean accounts receivable (including any bills of exchange) and related assets and property from time to time originated, acquired or otherwise owned by the Borrower or any of its Subsidiaries.
“Receivables Net Investment” shall mean the aggregate cash amount paid by the lenders or purchasers under any Permitted Securitization Financing in connection with their purchase of, or the making of loans secured by, Receivables Assets or interests therein, as the same may be reduced from time to time by collections with respect to such Receivables Assets or otherwise in accordance with the terms of the Permitted Securitization Documents (but excluding any such collections used to make payments of, with respect to any Person for any period, commissions, discounts, yield and other fees and charges incurred in connection with any Permitted Securitization Financing which are payable to any Person other than the Borrower or a Subsidiary, minus interest income for such period); provided that if all or any part of such Receivables Net Investment shall have been reduced by application of any distribution and thereafter such distribution is rescinded or must otherwise be returned for any reason, such Receivables Net Investment shall be increased by the amount of such distribution, all as though such distribution had not been made.
“Redemption Date” shall mean an Optional Redemption Date, a Mandatory Redemption Date or a Material Event Redemption Date, as applicable.
“Redemption Percentage” shall mean, as of the relevant date, the applicable percentage under the heading “Redemption Percentage” set forth in the table below:

Period In Which Such Date Occurs	Redemption Percentage
If such date occurs during the period from and including the First Call Date to, but not including, May 2, 2020	105.50%
If such date occurs during the period from and including May 2, 2020 to, but not including, May 2, 2021	102.75%
If such date occurs on or after May 2, 2021	100%

“Redemption Price” shall have the meaning assigned to such term in Section 6(b)(ii).

“Reduction Amount” shall mean an amount equal to the sum of (x) the difference between (A) the Make-Whole Amount per Share calculated on the basis of the Accumulated Stated Value assuming a redemption date of July 1, 2018 and (B) the Make-Whole Amount per Share calculated on the basis of an Accumulated Stated Value per share equal to $1,000 assuming a redemption date of July 1, 2018 (without regard to any Compounding Dividends with respect to such Share as of July 1, 2018), plus (y) the difference between (A) the Aggregate Accumulated Dividends assuming a redemption date of July 1, 2018 for purposes of Section 6(a)(i) and Section 6(b)(i)(A) and (B) the Aggregate Accumulated Dividends assuming a redemption date of July 1, 2018 for purposes of Section 6(a)(i) and Section 6(b)(i)(A) calculated assuming that (i) from June 30, 2017 to and including July 1, 2018, the Accrued Dividend Rate equaled the Five-Year Treasury plus 9.00% per annum and (ii) Dividends accrued on each date during such period accumulated on a daily basis in arrears on the Stated Value per Share, with the Stated Value per Share for such purposes being $1,000 (without regard to any Compounded Dividends with respect to such Share as of any date during such period).
“Related Agreements” shall mean the Certificate of Incorporation (including this Second Amended and Restated Certificate of Designation), the Second Amended and Restated Series A Investors Rights Agreement, the Securities Purchase Agreement, the Equityholders Agreement, the LLC Agreement, the LP Agreement and the Warrant.
“Reportable Event” shall mean any reportable event as defined in Section 4043(c) of ERISA or the regulations issued thereunder, other than those events as to which the 30-day notice period referred to in Section 4043(c) of ERISA has been waived, with respect to a Plan (other than a Plan maintained by an ERISA Affiliate that is considered an ERISA Affiliate only pursuant to subsection (m) or (o) of Section 414 of the Code).
“Restricted Payment” shall mean (a) to declare or pay any dividend or make any other distribution (by reduction of capital or otherwise), whether in cash, property, securities or a combination thereof, with respect to any of the Equity Interests of the Company or any of its Subsidiaries (other than, in each case, to the Company or any direct or indirect Subsidiary of the Company which Equity Interests of such Subsidiary shall be at least 90.0% owned, directly or indirectly, by the Company) or (b) directly or indirectly redeem, purchase, retire or otherwise acquire for value (or permit any Person to purchase or acquire) any of the Equity Interests of the Company or set aside any amount for any such purpose. The amount of any Restricted Payment made other than in the form of cash or cash equivalents shall be the fair market value thereof (as determined by the Company in good faith).
“Second Amended and Restated Certificate of Designation” shall have the meaning assigned to such term in the recitals hereof.
“Second Amended and Restated Series A Investors Rights Agreement” shall mean the Second Amended and Restated Series A Investors Rights Agreement, dated as of the date hereof, by and among the Purchaser, the Holders party thereto, the Member, the General Partner, Parent and the Company.

“Second Lien Credit Agreement” shall mean the Second Lien Credit Agreement, dated as of July 1, 2015, by and among Holdings, the Borrower, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
“Second Priority Senior Secured Notes” shall mean the $3,140,000,000 in aggregate principal amount of the 9.25% Second Priority Senior Secured Notes due 2023 issued pursuant to the Second Priority Senior Secured Notes Indenture.
“Second Priority Senior Secured Notes Documents” shall mean the Second Priority Senior Secured Notes, the Second Priority Senior Secured Notes Indenture, the “Second Lien Intercreditor Agreement” (as defined in the Second Priority Senior Secured Notes Indenture), the “First Lien/Second Lien Intercreditor Agreement” (as defined in the Second Priority Senior Secured Notes Indenture) and the “Security Documents” (as defined in the Second Priority Senior Secured Notes Indenture), each as in effect on the Closing Date.
“Second Priority Senior Secured Notes Indenture” shall mean the Indenture, dated as of the Closing Date, among the Borrower, Prime Finance Inc., a Delaware corporation, as co-issuer, the subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as trustee.
“Securities Act” shall mean the Securities Act of 1933.
“Securities Purchase Agreement” shall mean the Securities Purchase Agreement, dated as of the Closing Date, by and among the Purchaser, Parent and the Company.
“Securitization Assets” shall mean any of the following assets (or interests therein) from time to time originated, acquired or otherwise owned by the Borrower or any of its Subsidiaries or in which the Borrower or any of its Subsidiaries has any rights or interests, in each case, without regard to where such assets or interests are located: (a) Receivables Assets, (b) franchise fee payments and other revenues related to franchise agreements, (c) royalty and other similar payments made related to the use of trade names and other intellectual property, business support, training and other services, (d) revenues related to distribution and merchandising of the products of the Borrower and its Subsidiaries, (e) rents, real estate taxes and other non-royalty amounts due from franchisees, (f) intellectual property rights relating to the generation of any of the foregoing types of assets, (g) parcels of or interests in real property, together with all easements, hereditaments and appurtenances thereto, all improvements and appurtenant fixtures and equipment, incidental to the ownership, lease or operation thereof, and (h) any other assets and property to the extent customarily included in securitization transactions of the relevant type in the applicable jurisdictions (as determined by the Company in good faith).
“Segregated Account” shall mean the deposit account established and owned by the Company solely for the purpose of holding the Minimum Segregated Account Amount, which Minimum Segregated Account Amount may only be used by the Company to redeem the Series A Preferred Securities, in whole or in part, from time to time, in each case, in accordance with Section 1.5 of the Second Amended and Restated Series A Investors Rights Agreement.
“Senior Debt” shall mean any Indebtedness incurred pursuant to any of (a) the Loan Documents, (b) the Second Priority Senior Secured Notes Documents and/or (c) the

documents governing the Existing ADTSC Roll-Over Notes, in each case as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders, holders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of any Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof and whether or not such original Senior Debt remains outstanding.
“Senior Debt Acceleration” shall have the meaning assigned to such term in clause (e)(i) of the definition of “Event of Default”.
“Senior Debt Event of Default” shall have the meaning assigned to such term in clause (f) of the definition of “Event of Default”.
“Series A Preference Amount” shall mean, as of any date that is on or after the First Call Date, an amount per Share equal to the product of (a) the Redemption Percentage applicable as of such date multiplied by (b) the Accumulated Stated Value of such Share as of such date.
“Series A Preferred Securities” shall have the meaning assigned to such term in Section 2.
“Share” shall mean, as of the relevant date, any issued and outstanding share of the Series A Preferred Securities as of such date.
“Similar Business” shall mean any business, the majority of whose revenues are derived from (a) business or activities conducted by the Company and its Subsidiaries on the Closing Date, (b) any business that is a natural outgrowth or reasonable extension, development or expansion of any such business or any business similar, reasonably related, incidental, complementary or ancillary to any of the foregoing or (c) any business that in the Company’s good faith business judgment constitutes a reasonable diversification of businesses conducted by the Company and its Subsidiaries.
“Special Purpose Securitization Subsidiary” shall mean (i) a direct or indirect Subsidiary of the Borrower established in connection with a Permitted Securitization Financing for the acquisition of Securitization Assets or interests therein, and which is organized in a manner (as determined by the Company in good faith) intended to reduce the likelihood that it would be substantively consolidated with Holdings (prior to a Qualified IPO (as defined in the First Lien Credit Agreement as in effect on the Closing Date)), the Borrower or any of its Subsidiaries (other than Special Purpose Securitization Subsidiaries) in the event Holdings (prior to a Qualified IPO (as defined in the First Lien Credit Agreement as in effect on the Closing Date)), the Borrower or any such Subsidiary becomes subject to a proceeding under the U.S. Bankruptcy Code (or other insolvency law) and (ii) any Subsidiary of a Special Purpose Securitization Subsidiary.

“Stated Value” shall mean, as of the relevant date and with respect to each Share, the sum of (a) $1,000 (adjusted as appropriate in the event of any stock or securities dividend, stock or securities split, stock or securities distribution, recapitalization or combination) plus (b) the aggregate Compounded Dividends with respect to such Share as of such date.
“Subsidiary” shall mean, with respect to any Person (in this definition referred to as the “parent”), any corporation, partnership, association or other business entity (a) of which securities or other ownership interests representing more than 50.0% of the equity or more than 50.0% of the ordinary voting power or more than 50.0% of the general partnership interests are, at the time any determination is being made, directly or indirectly, owned, Controlled or held, or (b) that is, at the time any determination is made, otherwise Controlled, by the parent or one or more Subsidiaries of the parent or by the parent and one or more Subsidiaries of the parent.
“Third Party Funds” shall mean any segregated accounts or funds, or any portion thereof, received by Borrower or any of its Subsidiaries as agent on behalf of third parties in accordance with a written agreement that imposes a duty upon Borrower or one or more of its Subsidiaries to collect and remit those funds to such third parties.
“Units” shall mean the limited partnership units of Parent.
“U.S.” shall mean the United States of America.
“U.S. Bankruptcy Code” shall mean Title 11 of the United States Code or any similar federal or state law for the relief of debtors.
“Warrant” shall mean the Warrant to Purchase Class A-1 Units, designated as Warrant No. 1, issued by Parent to the Purchaser on the Closing Date.
“Wholly Owned Subsidiary” of any Person shall mean a Subsidiary of such Person, all of the Equity Interests of which (other than directors’ qualifying shares or nominee or other similar shares required pursuant to applicable law) are owned by such Person or another Wholly Owned Subsidiary of such Person. Unless the context otherwise requires, “Wholly Owned Subsidiary” shall mean a Subsidiary of the Company that is a Wholly Owned Subsidiary of the Company.
“Withdrawal Liability” shall mean liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.
(a)    Interpretation. Any of the terms defined herein may, unless the context otherwise requires, be used in the singular or the plural, depending on the reference. The headings are for convenience only and shall not be given effect in interpreting this Second Amended and Restated Certificate of Designation. References herein to any Section shall be to a Section hereof unless otherwise specifically provided. References herein to any law shall mean such law, including all rules and regulations promulgated under or implementing such law, as amended from time to time and any successor law unless otherwise specifically provided. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Second Amended and Restated Certificate of Designation, refer to this Second Amended and Restated

Certificate of Designation as a whole and not to any particular provision of this Second Amended and Restated Certificate of Designation. The use of the masculine, feminine or neuter gender or the singular or plural form of words shall not limit any provisions of this Second Amended and Restated Certificate of Designation. The use herein of the word “include” or “including”, when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter. The word “will” shall be construed to have the same meaning as the word “shall”. With respect to the determination of any period of time, “from” shall mean “from and including”. The word “or” shall not be exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The terms lease and license shall include sub-lease and sub-license, as applicable. All references to “$”, currency, monetary values and dollars set forth herein shall mean U.S. dollars. When the terms of this Second Amended and Restated Certificate of Designation refer to a specific agreement or other document or a decision by any body or Person that determines the meaning or operation of a provision hereof, the secretary of the Company shall maintain a copy of such agreement, document or decision at the principal executive offices of the Company and a copy thereof shall be provided free of charge to any Holder who makes a request therefor. Any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented or otherwise modified (subject to any restrictions on such amendments, restatements, supplements or modifications set forth herein or unless expressly provided herein or the context otherwise requires). Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided that, if the Company notifies the Holders that the Company has requested an amendment to any provision hereof to eliminate the effect of any change occurring after the Closing Date in GAAP or in the application thereof on the operation of such provision, regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith. Notwithstanding any changes in GAAP after the Closing Date, any lease of the Company or any of its Subsidiaries, or of a special purpose or other entity not consolidated with the Company and its Subsidiaries at the time of its incurrence of such lease, that would be characterized as an operating lease under GAAP in effect on the Closing Date (whether such lease is entered into before or after the Closing Date) shall not constitute Indebtedness or a Capitalized Lease Obligation of the Company or any of its Subsidiaries under this Second Amended and Restated Certificate of Designation as a result of such changes in GAAP. Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under FASB Accounting Standards Codification 805, 810 or 825 (or any other part of FASB Accounting Standards Codification having a similar result or effect), to value any Indebtedness at “fair value”.

2.    Designation. A total of 750,000 shares of the Preferred Securities are designated as a series known as Series A Preferred Securities, with each such share having an initial Stated Value of $1,000 per share (the “Series A Preferred Securities”).
3.    Ranking. With respect to (a) payment of dividends and (b) distribution of assets upon, or in connection with, any redemption under Section 6 or Section 7, the Series A Preferred Securities shall rank senior to all Junior Stock (except pursuant to any Permitted Restricted Payment).
4.    Voting.
(a)    Generally. The Holders have no voting rights with respect to the Shares except as set forth in this Second Amended and Restated Certificate of Designation, any other Related Agreement or as otherwise required by law.
(b)    Voting Power. At the time of any vote or consent of the Holders under this Second Amended and Restated Certificate of Designation, any other Related Agreement or as otherwise required by law, the voting power of each Share, as a percentage of the aggregate voting power of all Shares, shall equal the product of (i) the quotient of (x) the Accumulated Stated Value of such Share as of such time divided by (y) the aggregate Accumulated Stated Value of all Shares as of such time multiplied by (ii) 100.
5.    Dividends. From and after the Closing Date, preferential cumulative dividends (“Dividends”) shall accumulate on a daily basis in arrears during each Dividend Period at the Cash Dividend Rate (or, with respect to Dividends that become part of the Stated Value pursuant to this Section 5, the Accrued Dividend Rate) in effect from time to time on the then-current Stated Value of each Share, whether or not Dividends are earned or declared by the Board of Directors or the Company is prohibited by law to pay Dividends, and, if declared, shall be due and payable on the Dividend Payment Date with respect to such Dividend Period in accordance with this Section 5. To the extent not prohibited by law, Dividends may be paid in cash on each Dividend Payment Date, when, as and if declared by the Board of Directors. On each Dividend Payment Date related to a Dividend Period for which the Company does not for any reason (including because payment of any Dividend is prohibited by law) pay in cash all Dividends that accumulated during such Dividend Period, any such unpaid Dividends shall (whether or not earned or declared) become part of the Stated Value of such Share as of the applicable Dividend Payment Date (“Compounded Dividends”); provided that, unless the Board of Directors shall otherwise notify the Holders on or prior to the fifth Business Day prior to the applicable Dividend Period, any such unpaid Dividends shall (whether or not earned or declared) become part of the Stated Value of such Share as of the applicable Dividend Payment Date pursuant to this Section 5. The Company may not declare or pay any Dividend in additional Shares. Dividends shall be calculated on the basis of actual days elapsed over a year of 360 days. All Dividends, including Compounded Dividends, are prior to and in preference over any dividend on any Junior Stock and shall be declared and fully paid before any dividends are declared and paid, or any other distributions or redemptions are made, on any Junior Stock (except pursuant to any Permitted Restricted Payment). Except as set forth in Section 7, Dividends shall be payable to the Holders as they appear on the records of the Company on the record date for such Dividends, which, to the extent the Board of Directors determines to declare Dividends in respect of any Dividend Period, shall be the date that is 15 days prior to the applicable Dividend Payment Date, and which record date and Dividend Payment Date, to the extent so determined, shall be declared by the Board of Directors during each Dividend Period on the date that is at least 20 days prior to the Dividend Payment Date and 5 days prior to the record date.
6.    Redemption.
(a)    Redemption Generally.
(i)    Optional Redemption. At any time and from time to time, from and after the Closing Date, to the extent not prohibited by law, the Company may elect to redeem any or all Shares for an amount per Share equal to the Redemption Price paid in cash on the terms and subject to the conditions set forth in this Section 6; provided that the Shares to be redeemed shall have an aggregate Accumulated Stated Value of at least $50.0 million (unless the aggregate Accumulated Stated Value of all Shares is less than $50.0 million, in which case the Company shall be required to redeem all Shares). Any election by the Company pursuant to this Section 6(a)(i) shall be made by delivery to the Holders of (A) written notice of payment of the Aggregate Accumulated Dividends and the Make-Whole Amount described in Section 6(b)(i)(A) or the Aggregate Accumulated Dividends described in Section 6(b)(ii)(A), as applicable, at least 15 days prior to the elected redemption date (each such date, an “Optional Redemption Date”), which notice shall indicate the amount of such Aggregate Accumulated Dividends (and, if applicable, such Make-Whole Amount), provide for the record date in accordance with Section 5 and set forth the date and time for payment of such Aggregate Accumulated Dividends (and, if applicable, such Make-Whole Amount), which shall occur on the Optional Redemption Date but prior to redemption of the applicable Shares, and (B) written notice of the Company’s election to redeem at least 15 days prior to the Optional Redemption Date, which notice shall indicate the number of Shares being redeemed, the Optional Redemption Date and the manner of and place designated for surrender (as set forth in Section 6(d)) of certificates representing the Shares to be redeemed. Any redemption that is effected pursuant to this Section 6(a)(i) shall be made on a pro rata basis among the Holders in proportion to the aggregate Accumulated Stated Value of the Shares held by such Holders. For the avoidance of doubt, the Shares are not redeemable at the Company’s election except pursuant to this Section 6(a)(i).
(ii)    Mandatory Redemption. On May 2, 2030 (the “Mandatory Redemption Date”), to the extent not prohibited by law, the Company shall redeem all Shares for an amount per Share equal to the Redemption Price paid in cash on the terms and subject to the conditions set forth in this Section 6. The redemption by the Company pursuant to this Section 6(a)(ii) shall be made by delivery to the Holders of (A) written notice of payment of the Aggregate Accumulated Dividends described in Section 6(b)(ii)(A) at least 15 days prior to the Mandatory Redemption Date, which notice shall indicate the amount of such Aggregate Accumulated Dividends, provide for the record date in accordance with Section 5 and set forth the date and time for payment of such Aggregate Accumulated Dividends, which shall occur on the Mandatory Redemption Date but prior to redemption of all Shares, and (B) written notice of the Company’s redemption at least 15 days prior to the Mandatory Redemption Date, which notice shall indicate the number of all Shares being redeemed, the Mandatory Redemption Date and the manner of and place designated for surrender (as set forth in Section 6(d)) of certificates representing all Shares to be redeemed. Any redemption that is effected pursuant to this Section 6(a)(ii) shall be made on a pro rata basis among the Holders in proportion to the aggregate Accumulated Stated Value of all Shares held by the Holders.
(b)    Redemption Price. The total price for each Share redeemed pursuant to Section 6(a) or Section 7 (and as adjusted to take into account the prior separate payment of Aggregate Accumulated Dividends in cash as set forth below) shall be:
(i)    with respect to any Redemption Date occurring prior to the First Call Date, an amount per Share equal to (A) the sum of (1) the Aggregate Accumulated Dividends as of such Redemption Date plus (2) the Make-Whole Amount as of such Redemption Date plus (3) the Deemed Dividend Gross-Up Payment (if any) (which shall, in each case, be declared separately and paid as a dividend in cash by or on behalf of the Company prior to payment of the amount set forth in Section 6(b)(i)(B)) and (B) the sum of (1) 100% of the Stated Value of such Share as of the Closing Date and (2) any and all DRD Gross-Up Payments owing; and
(ii)    with respect to any Redemption Date occurring on or after the First Call Date, an amount per Share equal to (A) the Aggregate Accumulated Dividends as of such Redemption Date (which shall be declared separately and paid as a dividend in cash by or on behalf of the Company prior to payment of the amount set forth in Section 6(b)(ii)(B)) and (B) any and all DRD Gross-Up Payments owing and (C) an amount equal to the difference of (1) the Series A Preference Amount as of such Redemption Date minus (2) the Aggregate Accumulated Dividends as of such Redemption Date (such per Share aggregate price of the payment of cash dividends and the separate payments described in each of clauses (i)(A) and (i)(B) and (ii)(A) and (ii)(B) and (ii)(C), respectively, each, as applicable, the “Redemption Price”).
The applicable aggregate Redemption Price shall be due and payable, and paid in cash in immediately available funds, to the applicable Holders on the applicable Redemption Date.
(c)    Rights After a Redemption Date. If any Shares are not redeemed on the applicable Redemption Date, for any reason, all such unredeemed Shares shall remain outstanding and entitled to all of the rights, preferences, powers, and the qualifications, restrictions and limitations, of the Series A Preferred Securities, including the right to accumulate and receive Dividends thereon as set forth in Section 5 until the date on which the Company actually redeems and pays in full the Redemption Price for such Shares.
(d)    Surrender of Certificates. Each Holder of the Shares to be redeemed pursuant to this Section 6 shall surrender the certificates representing such Shares to the Company, duly assigned or endorsed for transfer to the Company (or accompanied by duly executed share powers relating thereto), or, in the event the certificates are lost, stolen, missing, destroyed or mutilated, shall deliver an affidavit of loss and customary indemnity in a form reasonably acceptable to the Company, at the principal executive office of the Company or such other place as the Company may from time to time designate by notice to the Holders, and each surrendered certificate shall be canceled and retired and the Company shall thereafter make payment of the Redemption Price by certified check or wire transfer of immediately available funds; provided that, to the extent such certificates represent a greater number of Shares than the Shares actually redeemed, such Holder shall, in addition to receiving the payment of the Redemption Price for each redeemed Share, receive a new share certificate for the Shares not so redeemed.
(e)    Redemption Preference. Any redemption under this Section 6 or Section 7 shall be in preference to and in priority over any dividend or other distribution upon any Junior Stock.
7.    Material Event Redemption Offer.
(a)    Material Event Offer. Upon any (x) Insolvency Event, (y) Fund Change in Control or (z) Senior Debt Acceleration (each, a “Material Event”), the Company shall make an irrevocable and unconditional offer (a “Material Event Offer”) to each Holder to redeem all of such Holder’s Shares (such redemption, a “Material Event Redemption”) on the applicable redemption date pursuant to Section 7(c) (the “Material Event Redemption Date”), for cash to the extent not prohibited by law, at a price per Share equal to the applicable Redemption Price. Each Holder shall be deemed to have accepted a Material Event Offer with respect to all of its Shares unless such Holder shall have delivered a written notice declining such Material Event Offer with respect to any or all of its Shares during the Material Event Offer Period; provided that, with respect to a Material Event Offer arising from a Senior Debt Acceleration, only the Purchaser or any of its Affiliates that own one or more Shares, on behalf of all Holders, shall have the right to decline such Material Event Offer with respect to any or all Shares. If, on the Material Event Redemption Date, the Company is prohibited by law to redeem all Shares held by Holders that have not declined to have their Shares redeemed, then the Company shall redeem such Shares to the fullest extent not so prohibited. Any Shares that are not redeemed pursuant to the immediately preceding sentence shall remain outstanding and entitled to all of the rights, preferences, powers, and the qualifications, restrictions and limitations, of the Series A Preferred Securities, including the right to continue to accumulate and receive Dividends thereon as set forth in Section 5 and, under such circumstances, the redemption requirements provided hereby shall be continuous, so that at any time thereafter when the Company is not prohibited by law to redeem such Shares, the Company shall immediately redeem such Shares at a price per Share equal to the Redemption Price as of the Material Event Redemption Date in accordance with Section 6 and this Section 7, together with payment of an amount equal to the product of (i) the additional accumulated and unpaid Dividends following the Material Event Redemption Date multiplied by (ii) the Redemption Percentage applicable as of the Material Event Redemption Date.
(b)    Company Insolvency Material Event. Notwithstanding anything to the contrary in this Section 7:
(i)    Upon an Insolvency Event with respect to the Company (a “Company Insolvency Material Event”), (A) a Material Event Offer for all Shares shall be deemed made by the Company prior to the occurrence of such Company Insolvency Material Event without any notice or other action on the part of the Company, (B) each

Holder of such Shares shall be deemed to have accepted such Material Event Offer immediately after such Material Event Offer is made pursuant to Section 7(b)(i)(A) and prior to the occurrence of such Company Insolvency Material Event without any action on the part of such Holder and (C) such Shares shall be redeemed on the date such Company Insolvency Material Event occurs immediately prior to the occurrence thereof without any action on the part of the Company or the Holder thereof and, with respect to such redemption, such date shall be the Material Event Redemption Date.
(ii)    A redemption under Section 7(b)(i) shall be (A) for cash, to the extent not prohibited by law, (B) in preference to and in priority over any dividend or other distribution upon any Junior Stock and (C) effected at a price per Share equal to the Redemption Price. The Company shall pay or cause to be paid in full the aggregate Redemption Price as promptly as practicable and, in any event, before any payment, dividend or other distribution shall be made to the holders of Junior Stock by reason of their ownership thereof. Any such redemption shall occur without the requirement of notice or adherence to the procedures set forth Section 7(c). If, upon such Company Insolvency Material Event, the assets of the Company available for distribution to its equity holders shall be insufficient to pay the Holders the full amount of the Redemption Price, the Holders of such Shares shall share ratably in any distribution of the assets available for distribution based on such Holder’s portion of the aggregate Accumulated Stated Value of such Shares.
(c)    Material Event Offer Mechanics.
(i)    A Material Event Offer required to be made pursuant to Section 7(a) shall be commenced within five Business Days following a Material Event and shall remain open for exactly 15 Business Days, except to the extent that a longer period is required by law (the “Material Event Offer Period”).
(ii)    On the fifth Business Day following the expiration of the Material Event Offer Period, the Company shall redeem all Shares (other than those Shares held by Holders that declined to have their Shares redeemed during the Material Event Offer Period) at a price per Share equal to the Redemption Price. If the Company is prohibited by law to redeem all Shares held by such Holders, then the Company shall redeem on a pro rata basis among such Holders in proportion to the aggregate Accumulated Stated Value of the Shares held by such Holders.
(iii)    Prior to commencing a Material Event Offer, the Company shall send a notice (the “Material Event Redemption Notice”) to each Holder, which shall state:
(A)    that a Material Event Offer is being made and that, unless such Holder provides written notice declining to have its Shares redeemed, all of such Holder’s Shares will be redeemed pursuant to this Section 7;
(B)    (1) the Redemption Price (including the separate payment amount for the Aggregate Accumulated Dividends), (2) the bank or trust company with which the aggregate Redemption Price shall be deposited on or prior to the Material Event Redemption Date and (3) the Material Event Redemption Date;
(C)    that Holders may decline such Material Event Offer by delivering a written notice of declination to the Company prior to the expiration of the Material Event Offer Period; and
(D)    a reasonably detailed description of such Material Event.
(iv)    On or before any Material Event Redemption Date, the Company shall deposit the amount of the applicable aggregate Redemption Price with a bank or trust company having an office in New York City irrevocably in trust for the benefit of such Holders. On the Material Event Redemption Date, the Company shall immediately cause to be paid the applicable Redemption Price for such Shares to such Holders. Upon such payment in full, such Shares will be deemed to have been redeemed, whether or not the certificates for such Shares have been surrendered for redemption and canceled, and Dividends with respect to such redeemed Shares shall cease to accumulate and all of the rights, preferences, powers, and the qualifications, restrictions and limitations, of such redeemed Shares shall forthwith terminate.
(v)    In case fewer than all Shares represented by any certificate are redeemed in accordance with this Section 7, new certificates shall be issued representing the unredeemed Shares without cost to the Holder thereof.
(vi)    The Company shall comply, to the extent applicable, with the requirements of Section 14 of the Exchange Act and any other securities laws (or rules of any exchange on which any Shares are then listed) in connection with a redemption under this Section 7. To the extent there is any conflict between the notice or other timing requirements of this Section 7 and the applicable requirements of Section 14 of the Exchange Act, Section 14 of the Exchange Act shall govern.
(d)    Company Efforts. The Company shall take such actions as are necessary to give effect to the provisions of Section 6 and this Section 7, including, in the event the Company is prohibited by law from redeeming or otherwise unable to redeem any Share in connection with any Material Event Redemption on the applicable Redemption Date, taking any action necessary or appropriate to remove as promptly as practicable any impediments to its ability to redeem such Share required to be so redeemed, including (i) to the extent not prohibited by law, reducing the stated capital of the Company or revaluing the assets of the Company to their fair market values under Section 154 of the DGCL if such revaluation would create surplus sufficient to make all or any portion of such Material Event Redemption and (ii) if the Company has sufficient surplus but insufficient cash to effect such Material Event Redemption, borrowing the cash necessary to make such Material Event Redemption to the extent it would not result in an Event of Default. In the event of any Fund Change in Control in which the Company is not the continuing or surviving corporation or entity, proper provision shall be made so that such continuing or surviving corporation or entity shall agree to carry out and observe the obligations of the Company under this Second Amended and Restated Certificate of Designation and the other Related Agreements.

8.    Affirmative Covenants. The Company shall, and shall cause each of its Subsidiaries to, comply with Section 1.2 of the Second Amended and Restated Series A Investors Rights Agreement, unless the prior affirmative vote or written consent of the Preferred Majority Holder has been obtained.
9.    Negative Covenants.
(a)    Without the prior affirmative vote or written consent of the Preferred Majority Holder approving such action or omission, the Company shall not, and shall cause its Subsidiaries not to (either directly or indirectly, including by merger, consolidation, operation of law or otherwise):
(i)    except pursuant to any Permitted Restricted Payment, make any Restricted Payment in respect of any Equity Interests of the Company or any of its Subsidiaries (including, for the avoidance of doubt, any Equity Interests issued pursuant to a Qualified IPO);
(ii)    except in connection with an Initial Public Offering, issue any new, reclassify any existing Equity Interests into, or issue to any Person (other than a Wholly Owned Subsidiary) any Equity Interests or Indebtedness or debt securities, in each case convertible into, Equity Interests of any Subsidiary of the Company; provided, that the Company may issue Equity Interests of the Company in connection with any Public Offering;
(iii)    issue any new, reclassify any existing Equity Interests into, or issue any Equity Interests or Indebtedness or debt securities, in each case convertible into, Equity Interests senior or pari passu to the Series A Preferred Securities;
(iv)    except in connection with an Initial Public Offering, take any action, including forming a Subsidiary, or effect any recapitalization or reorganization, that results in any Person owning or holding any Equity Interests in (A) Holdings, other than the Company or a Wholly Owned Subsidiary, or (B) the Borrower, other than Holdings or any other Wholly Owned Subsidiary (any such Wholly Owned Subsidiary, an “Intermediate Holding Company”); provided, that the Company may issue Equity Interests of the Company in connection with any Public Offering;
(v)    except pursuant to any Permitted Affiliate Transaction, sell or transfer any property or assets to, or purchase or acquire any property or assets from, or otherwise engage in any other transaction with, any of its Affiliates (including the Fund and the Fund Affiliates) (other than transactions between or among the Company and its Subsidiaries or any Person that becomes a Subsidiary of the Company as a result of such transaction);
(vi)    settle or consent to any settlement, judgment or award in any litigation, arbitration or other proceeding if such settlement, judgment or award involves a guilty plea or any other acknowledgement of criminal wrongdoing that would reasonably be expected to have a Material Adverse Effect;

(vii)    engage at any time in any material respect in any business or business activity substantially different from any business or business activity conducted by any of them on the Closing Date or any Similar Business, and in the case of a Special Purpose Securitization Subsidiary, Permitted Securitization Financings;
(viii)    make any election, alter its legal structure or enter into any transaction, agreement or arrangement or take any other action, other than any action contemplated in the Related Agreements, that would reasonably be expected to result in the Shares being treated other than as preferred equity in an entity taxable as a corporation for U.S. federal, state and local income tax purposes (it being understood and agreed that any transaction, agreement or arrangement or action taken or entered into in the ordinary course of business of the Company and its Subsidiaries would not reasonably be expected to result in the Shares being treated other than as preferred equity in an entity taxable as a corporation for U.S. federal, state and local income tax purposes);
(ix)    effect, permit the effectiveness of, approve or fail to contest any Insolvency Event;
(x)    except in connection with a Public Offering, solely with respect to the Company, (A) incur, directly or indirectly, any Indebtedness or any other obligation or liability whatsoever other than the obligations under the Certificate of Incorporation (including this Second Amended and Restated Certificate of Designation), and the Second Amended and Restated Series A Investors Rights Agreement and the Securities Purchase Agreement, (B) create or suffer to exist any Lien upon any property or assets of the Company now owned or hereafter acquired, leased or licensed by it or (C) engage in any business or activity or own any assets other than (1) holding 100% of the Equity Interests of Holdings and (2) performing its obligations and activities incidental thereto under the Certificate of Incorporation (including this Second Amended and Restated Certificate of Designation), the Second Amended and Restated Series A Investors Rights Agreement and the Securities Purchase Agreement, in each case of clauses (A), (B) or (C) above, except for de minimis amounts related to maintaining its corporate existence and general overhead and corporate housekeeping matters; or
(xi)    enter into any agreement to do or consent to any of the foregoing.
(b)    Any of the actions or omissions prohibited by this Section 9 (if taken without the prior affirmative vote or written consent of the Preferred Majority Holder approving such action or omission) shall be ultra vires, null and void ab initio and of no force or effect. The Company shall not, and shall cause its Subsidiaries not to (either directly or indirectly, including by merger, consolidation, operation of law or otherwise), by amendment, modification, repeal, restatement, supplementation, termination or waiver of, or consent to any departure by the Company or any of its Subsidiaries from, any provision of this Second Amended and Restated Certificate of Designation or any other Related Agreement or through any Material Event, any Change in Control, any Disposition or any other reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, agreement or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Second Amended and Restated Certificate of Designation or any other Related Agreement.
10.    Waivers; Amendment.
(a)    No failure or delay of any Holder in exercising any right or power hereunder or any other Related Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Holders hereunder or any other Related Agreement are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Second Amended and Restated Certificate of Designation or any other Related Agreement or any consent to any departure by the Company or any of its Subsidiaries therefrom shall in any event be effective unless the same shall not be prohibited by Section 10(b), and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on the Company or any of its Subsidiaries in any case shall entitle such Person to any other or further notice or demand in similar or other circumstances.
(b)    Any amendment, modification, repeal, restatement, supplementation, termination or waiver of, or consent to any departure by the Company or any of its Subsidiaries from, the Certificate of Incorporation (including this Second Amended and Restated Certificate of Designation), any other Related Agreement or the bylaws of the Company or any provision hereof or thereof in a manner that would adversely affect any of the rights, preferences, powers, or the qualifications, restrictions or limitations, of the Series A Preferred Securities (in each case, by merger, consolidation, operation of law or otherwise) shall be ultra vires, null and void ab initio and of no force or effect without (i) being in writing, (ii) the Company first having provided written notice of such proposed action to each Holder and (iii) the Company having obtained the affirmative vote or written consent of the Preferred Majority Holder.
(c)    The various provisions set forth in this Second Amended and Restated Certificate of Designation are for the benefit of the Holders and shall be enforceable by them, including by one or more actions for specific performance.
11.    Notice.
(a)    Any notice or other communication required or permitted to be delivered under the Certificate of Incorporation (including this Second Amended and Restated Certificate of Designation), the bylaws or the DGCL shall be in writing and delivered by (i) personal delivery or electronic mail, (ii) overnight delivery via a national courier service or (iii) regular mail, with respect to any holder, at the email address or physical address on file with the Company.
(b)    Notice or other communication pursuant to Section 11(a) shall be deemed to have been received (i) in the case of personal delivery or delivery by electronic mail, on the date of such delivery, (ii) in the case of dispatch by nationally recognized overnight courier, on the next Business Day following such dispatch and (iii) in the case of mailing, on the fifth Business Day after the posting thereof.
12.    Cancellation; No Conversion Rights.
(a)    No Share acquired by the Company by reason of redemption, purchase or otherwise shall be reissued or held in treasury for reissuance, and the Company shall take all necessary action to cause such Share to be canceled, retired and eliminated from the Shares which the Company shall be authorized to issue.
(b)    The Holders have no rights to convert any Shares into any other Equity Interests of the Company.
13.    Severability. In the event any one or more of the provisions contained in this Second Amended and Restated Certificate of Designation should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. The Company and the Holders shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.
14.    Effect of Amendment and Restatement. As of the date hereof, this Second Amended and Restated Certificate of Designation shall amend, and restate as amended, the Amended and Restated Certificate of Designation, but shall not constitute a novation thereof or in any way impair or otherwise affect the rights or obligations of the parties under the Amended and Restated Certificate of Designation except as such rights or obligations are amended and restated by this Second Amended and Restated Certificate of Designations. The Amended and Restated Certificate of Designation as amended and restated by this Second Amended and Restated Certificate of Designations shall be deemed to be a continuing agreement among the parties hereto and thereto, and all documents, instruments and agreements delivered pursuant to or in connection with the Amended and Restated Certificate of Designation not amended and restated in connection with the entry of the parties into this Second Amended and Restated Certificate of Designation shall remain in full force and effect, each in accordance with its terms, as of the date of delivery or such other date as contemplated by such document, instrument or agreement to the same extent as if the modifications to the Amended and Restated Certificate of Designation contained herein were set forth in an amendment to the Amended and Restated Certificate of Designation in a customary form, unless such document, instrument or agreement has otherwise been terminated or has expired in accordance with or pursuant to the terms of this Second Amended and Restated Certificate of Designation, the Amended and Restated Certificate of Designation or such document, instrument or agreement or as otherwise agreed by the required parties hereto or thereto.

IN WITNESS WHEREOF, the Company has caused this Second Amended and Restated Certificate of Designation to be signed by a duly authorized officer this 23rd day of January, 2018.

ADT INC.

By:	/s/ Timothy J. Whall
Name: Timothy J. Whall
Title: Chief Executive Officer